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TELEPHONE : 01 44 09 64 00
TELECOPIE : 01 44 09 64 22

03 APR 24 AM 7:21



03022346

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA

PROCESSED
JUN 1 1 2003
THOMSON FINANCIAL

Paris, April 22th 2003

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

SUPPL

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Financial release, published on the Internet on April 17th 2003 enclosed as Exhibit 1

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations

dlw 6/5

E-mail : direction@altran-group.com
ALTRAN TECHNOLOGIES S.A. au Capital de 46.817.065,50 € – R.C.S PARIS 702 012 956

File n° 82-5164

FINANCIAL RELEASE
EXHIBIT 1


ALTRAN
TECHNOLOGIES

TWO INDEPENDENT DIRECTORS TO JOIN THE ALTRAN BOARD

In a drive to open up board membership to independent directors Altran is announcing the nomination of two non-executive directors with acknowledged expertise in a variety of fields, including industrial strategy and international development. The nominations are to be put to a forthcoming meeting of the Altran Board of Directors.

Jean-Louis Andreu, 66, is a civil engineer, and a graduate of the Paris Ecole des Mines. He has an MBA degree from Harvard University as well as a degree from the MITI Japanese Business Study Program.
After having worked with Paribas' Industry Division, Mr Andreu took on a position as Managing Director of CECA, a subsidiary of Groupe Empain-Schneider. Ten years later, he joined Compagnie Générale d'Electricité (CGE) initially as CEO and Chairman of the board of Joint Français and subsequently as Senior Vice-President of Compagnie Européenne des Accumulateurs. He left CGE when the company was nationalized and became Managing Director first of Société Générale Financière et Industrielle and subsequently of Société du Louvre. In 1988, he joined Schneider as Chief executive officer and Chairman of the board of Télémécanique. In 1991 he joined the Schneider Executive Committee, before being appointed Managing Director of Schneider's International Division, in charge of group activities in Asia-Pacific, South America, the Middle East and Africa, a position he held until his retirement in 2002.
During his career in business Jean-Louis Andreu also taught at the Paris University Law School, at HEC, and at the CPA.
Jean-Louis Andreu is a Chevalier in the national order of the Légion d'honneur.

Yann Duchesne, 46, a graduate from the Ecole Polytechnique, is a civil engineer educated at the Paris Ecole des Mines. He also holds a degree from the Paris Institut d'Etudes Politiques. He has spent most of his career to date working for McKinsey.

Mr Duchesne joined the McKinsey group in 1982 as a junior consultant in Washington, DC, and held various positions abroad before being elected partner in 1989, and Senior Partner in 1996, in charge of all industrial businesses.
From 1998 to 2002, Mr Duchesne was Managing Director of McKinsey's French operations.
Since 2003 he has been Senior Partner and Managing Director for France of the Doughty Hanson private equity firm.
In 2002, Mr Duchesne's book, "France S.A.", was published by Editions du Seuil,.
Yann Duchesne is a Chevalier in the national order of the Légion d'honneur

The Altran Board of Directors shall be putting these two nominations up for ratification at the group's General Meeting scheduled for June.

Paris, April 17 2003